Phillips Nizer LLP
666 Fifth Avenue
New York, NY  10103

October 20, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Legend International Holdings, Inc.
Form 10-K
Filed March 16, 2010
File No. 0-32551

Ladies and Gentlemen:

On behalf of our client, Legend International Holdings, Inc., a Delaware corporation (the “Company”), this is to acknowledge receipt of a comment letter dated September 28, 2010 (the “Letter”) from the Staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

The Company intends to respond to the Letter as quickly as possible; however, the Letter was sent to the Company’s headquarters in Australia by mail and was not received by it until Tuesday, October 19, 2010.  As a result, the Company respectfully requests that it be permitted to respond to the Letter within 10 business days from the date hereof (i.e., by Wednesday, November 3, 2010).  We understand, based upon a telephone conversation with Mr. Parker Morrill of the Staff, that such timetable would be acceptable to the Staff.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned (Tel: 212-841-0700; Fax: 212-262-5152; e-mail: bbrodrick@phillipsnizer.com).

Very truly yours,

/s/  Brian Brodrick

Brian Brodrick